SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

São Paulo, November 5, 2009

To:
BM&FBOVESPA
C/O: Jorge Antonio Tambucci
Company Relations Department
Ref. GAE/CREM 2385/09
Dear Sirs,

In response to the official letter GAE/CRE 2385/09 of October 30, 2009, the Company informs that said resolutions have been ratified and confirms that the reimbursement to dissenting shareholders will be made on November 9, 2009.

Sincerely,

João Adalberto Elek Jr.
Chief Financial and Investor Relations Officer
Net Serviços de Comunicação S.A.

GAE/CREM 2385/09
October 30, 2009

NET SERVIÇOS DE COMUNICAÇÃO S.A.
Mr. João Adalberto Elek Junior
Investor Relations Officer

Dear Sir/Madam:
In view of the expiration on this date of the period for shareholders to manifest their dissent regarding the ratification of the acquisition of 100% of the membership units representing the capital stock of ESC 90 Telecomunicações Ltda, which was approved at the Shareholders’ Meeting held on September 30, 2009, please provide information on whether this company will reconsider or ratify these resolutions, in accordance with Article 137, Paragraph 3 of Federal Law 6,4041/76, as amended by Federal Law 10,303/2001.

We also request confirmation, provided the resolutions were ratified, of the payment date of the reimbursement owed to dissenting shareholders, which was scheduled for November 9, 2009.

Sincerely,
Jorge Antonio Tambucci
Company Relations Department
BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros
Phone +11 2565-7207/7233/7064/7177

c/c:	Securities and Exchange Commission of Brazil (CVM)
Ms. Elizabeth Lopes Rios Machado – Company Relations Superintendence
Mr. Waldir de Jesus Nobre – Market and Intermediaries Relations Superintendence

Note that the Company’s response should be delivered exclusively via the IPE information system, through the category
Notice to the Market, type Clarifications on CVM/Bovespa Consultations, which will simultaneously transmit the file to the BM&FBovespa and the CVM.
To ensure proper interpretation by the market, the text of the above-mentioned consultation should appear before the company’s response.

BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros
Praça Antonio Prado, 48 - 01010·901 - São Paulo, SP
Phone: (11) 31 19-2000 - Fax (11) 3107-9911
www.bmfbovespa.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 05, 2009

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.